UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-171724

ARCHER LIMITED
(Exact name of registrant as specified in its charter)

Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton HM 08
Bermuda
+1 441 295 69 35
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, par value $2.00 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

A. Archer Limited, or the Company, first became obligated to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, in February 2011.

B. The Company has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission, or the Commission, for the 12 months preceding the filing of this Form 15F. In addition, Archer filed an annual report on Form 20-F for the year ended December 31, 2010, filed with the Commission on April 26, 2011.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

The Company’s securities were last offered in the United States in a registered offering under the Securities Act of 1933, as amended, pursuant to Form F-4 filed January 14, 2011 (a prospectus for which was filed on Form 424 on January 25, 2011).  A post-effective amendment to terminate all unsold securities under such registration statement was filed with the Commission on February 21, 2012.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The primary trading market for the Common Shares of the Company is Norway, where the Company’s Common Shares trade on the Oslo Stock Exchange, or Børs.  The Børs is located in the city of Oslo, Norway.

B. The Company’s Common Shares were first listed for trading on the Børs on November 26, 2010.

C. For the 12-month period from January 21, 2011 to January 20, 2012, approximately 95% of the trading volume in the Company’s Common Shares occurred in Norway on the Børs.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

A. The recent 12-month period in which the Company’s average daily trading volume of its Common Shares was measured was from January 21, 2011 to January 20, 2012, inclusive, or the Recent 12-Month Period.

B. The average daily trading volume of the Company’s Common Shares in the United States during the Recent 12-Month Period was approximately 1,288 Common Shares. The average daily trading volume of the Company’s Common Shares on a worldwide basis during the Recent 12-Month Period was approximately 721,347 Common Shares.

C. During the Recent 12-Month Period, the average daily trading volume of the Company’s Common Shares in the United States was 0.17% of the average daily trading volume of the Company’s Common Shares on a worldwide basis for the same period.

D. Not applicable.

E. Not applicable.

F. The Company used Bloomberg as its source for determining average daily trading volumes for purposes of this Form.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

Not applicable.

ITEM 6. DEBT SECURITIES

Not applicable.

ITEM 7. NOTICE REQUIREMENT

The Company is publishing simultaneously with this filing a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on February 27, 2012 by means of a press release distributed through a major financial news wire services in the United States. A copy of the notice is attached as Exhibit 99.1 to this Form 15F.

ITEM 8. PRIOR FORM 15 FILERS

Not applicable.

PART II

ITEM 9. RULE 12g3-2(b) EXEMPTION

Not applicable.

PART III

ITEM 10. EXHIBITS

See Exhibit 99.1 “Notice”.

ITEM 11. UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Archer Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Archer Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ARCHER LIMITED
By: Frontline Management

By:	/s/ Fredrik Halvorsen
Name:	Fredrik Halvorsen
Title:	Interim Chief Executive Officer & Vice Chair

Dated: February 27, 2012